CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

January 20, 2010

VIA EDGAR

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549-6010

Re:

China Natural Resources, Inc.

Registration Statement on Form F-3

File No. 333-163702

Dear Sir/Madam:

The undersigned registrant hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (SEC File No. 333-163702) to Friday, January 22, 2010 at 10:00 a.m., or as soon thereafter as is practicable.

We acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned acknowledges to the staff its awareness of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Respectfully yours,
CHINA NATURAL RESOURCES, INC.

By:	/s/ Li Feilie
Li Feilie
Chief Executive Officer